Amended and Restated

Schedule A

Dated September 25, 2020

to Siren ETF Trust

Distribution Plan

Dated March 26, 2020

Pursuant to Section 1 of the Plan and subject to any limitations imposed by FINRA Rule 2341 of , distribution fees for the following Fund(s), and/or classes thereof, shall not exceed the amounts listed below:

Fund	Fee
Siren Large Cap Blend Index ETF	0.25%
Siren DIVCON Leaders Dividend ETF	0.25%
Siren DIVCON Dividend Defender ETF	0.25%
Siren Nasdaq NexGen Economy ETF	0.25%